Exhibit (a)(1)(D)

CONFIRMATION OF RECEIPT OF ELECTION FORM

This email confirms our receipt of your Election Form, which sets forth your election to exchange one or more of your Eligible Option Grants in the Antigenics Inc. (the “Company”) Offer to Exchange Outstanding Options to Purchase Common Stock, dated June 17, 2009 (the “Offer”).

This email does not serve as a formal acceptance by Antigenics of the Eligible Option Grants designated on your Election Form for exchange. The procedure for acceptance of Eligible Option Grants for exchange is described in the documents setting forth the terms of the Offer (the “Offer Documents”) previously made available to you.

Your election to exchange your Eligible Option Grants may be withdrawn or changed at any time prior to 5:00 p.m., U.S. Eastern Daylight Time, on Thursday, July 16, 2009 (the “Expiration Date”), unless Antigenics Inc. decides to extend the expiration of the Offer. Withdrawals must be submitted to the Antigenics’ stock administration department according to the instructions set forth in the Notice of Withdrawal Form. Changes to your election must be submitted to the Antigenics’ stock administration department by completing a new Election Form in accordance with the instructions set forth in the Election Form.

Copies of the Offer Documents, as well as the Notice of Withdrawal Form and the Election Form, can be obtained on our intranet.

If you have any questions about the Offer, please contact the Company’s stock administration department in person or via email at cklaskin@antigenics.com or John Cerio at jcerio@antigenics.com.